(Formerly Zenyatta Ventures Ltd.)

Management's Discussion and Analysis

For the three and nine month periods ended

December 31, 2019

Dated: February 24, 2020

(Expressed in Canadian Dollars)

Introduction

This Management Discussion and Analysis ("MD&A") is dated February 24, 2020 and is in respect of the three and nine month periods ended December 31, 2019. The following discussion of the financial condition and results of operations of ZEN Graphene Solutions Ltd. (formerly Zenyatta Ventures Ltd., "ZEN" or the "Company" or the "Corporation") constitutes management's review of the factors that affected the Corporation's financial and operating performance for the three and nine month periods ended December 31, 2019.

This discussion should be read in conjunction with the Corporation's condensed interim financial statements and corresponding notes to the financial statements for the nine months ended December 31, 2019 and the audited annual financial statements for the year ended March 31, 2019, the most recently completed fiscal period. The Corporation's condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). Unless otherwise stated, all amounts discussed herein are denominated in Canadian dollars which is the Corporation's functional and reporting currency.

Additional information relating to the Corporation can be found under the Corporation's profile on SEDAR at www.sedar.com.

Forward Looking Statements

This MD&A of the Corporation contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). These statements relate to future events or the Corporation's future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward- looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to differ materially from those anticipated, expressed or implied in such forward-looking statements.

Factors that could affect these statements include, without limitation, availability of financing and personnel, fluctuations in graphene prices, future deposit development activities, general business and economic conditions, social and political stability, security of title, timing and receipt of permits and licenses, the impact of changes in future legislation and regulations, changes in mining or environmental regulations, competition and currency fluctuations. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement.

Shareholders are cautioned not to place undue reliance on forward-looking information. The Corporation undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

These factors and other risks and uncertainties are detailed in the Corporation's reports and disclosure documents filed by the Corporation from time-to-time with Canadian securities regulatory authorities.

Company Overview

ZEN is an emerging nano-materials company focused on developing its 100% owned Albany Graphite Deposit in Northern Ontario, Canada. The deposit is a large resource of igneous-hosted, fluid-derived micro-crystalline graphite mineralization contained in two adjacent breccia pipes. This unique form of graphite is proving to be ideally suited for making high-quality graphene and graphene derivative nano-material products as well as a high purity graphite product for traditional markets.

The Albany Graphite deposit was first discovered in 2011, during a drilling program testing electromagnetic conductors for the presence copper-nickel-PGE sulphide deposits. The unusual nature of the graphite in the Albany deposit and its potential economic significance motivated additional exploration drilling from 2012 to 2014, when an initial NI 43-101 compliant resource estimate was prepared by independent consultants Roscoe Postle Associates ("RPA"). Indicated Mineral Resources reported in RPA's 2014 technical report totaled 25.1 million tonnes ("Mt") at an average grade of 3.89% graphitic carbon ("Cg"). In addition, Inferred Mineral Resources were estimated to total 20.1 million tonnes at an average grade of 2.20% Cg.

The Corporation subsequently retained RPA to complete a Preliminary Economic Assessment ("PEA") on the Albany Graphite Deposit based on a model of producing a high-purity graphite product for multiple market segments. The graphene nano-materials market was not considered as part of the June 2015 PEA model. The results indicated economic potential for an open pit mining operation producing 30,000 tonnes of high-purity graphite per annum for at least 22 years.

ZEN is presently in discussion with various end users of graphene product that can be produced from its unique Albany graphite. The Corporation is also working with a number of research institutions developing processes to synthesize graphene, graphene oxide and graphene quantum dots along with new applications for graphene. Potential markets for graphene include composites (e.g. concrete, rubber, plastic polymers and ceramics), sensors, water purification and filtration, coatings and solid-state lubricants, silicon-graphene and graphene aerogel anode material for next generation batteries along with aerospace and military applications to name a few.

Applications for graphene and its derivatives are experiencing significant growth due to their unique chemical, electrical and thermal properties. It is 200 times stronger than Steel, bends and stretches up to 120% of its original size, has 10x the conductivity of copper, has 1000 times the capacity of copper, is impermeable to hydrogen and can improve the speed and efficiency of computer chips. Results from preliminary testwork indicate the addition of graphene has the potential to create a much stronger concrete with a faster curing time at a cost advantage. Also, the addition of graphene in concrete has the potential to reduce the amount of cement needed which in turn reduces CO2 emissions.

The mining claims comprising the Albany Graphite Project are located approximately 30 km north of the Trans- Canada Highway, near the community of the Constance Lake First Nation and 86 km northwest of the Town of Hearst, Ontario. The Project currently consists of 2 non-contiguous blocks of unpatented mining claims known as 4F and 4E (originally consisted of 28 block claims) which are 100% owned by ZEN. On April 10, 2018, the ground staked legacy claims were converted to cell claims as part of the Ontario government's Modernizing the Mining Act (MAM) process and the Project now consist of 71 boundary claims and 266 cell claims for a total of 541 units. The current claims require a total of $195,600 worth of assessment work per year to keep them in good standing and ZEN has a total of approximately $5.8M in available exploration reserves. The remaining 4E and associated claims were allowed to lapse so that the Company can focus funds and efforts on the development of the Albany Graphite Deposit.

The Corporation was registered and incorporated in Ontario, Canada as 1774119 Ontario Limited on July 29, 2008. Pursuant to Articles of Amendment dated November 24, 2009, the Corporation changed its name to Zenyatta Ventures Ltd. On December 23, 2010, the Corporation became a reporting issuer in Ontario, Alberta and British Columbia. Following the receipt of approval at the 2018 Annual Meeting of Shareholders held on September 27, 2018 and subsequent approval from the TSX Venture Exchange, the Corporation implemented a name change effective January 16, 2019 to ZEN Graphene Solutions Ltd. The common shares of the Corporation commenced trading on the TSX Venture Exchange under the symbol ZEN and in the United States on the OTCQB under the symbol ZENYF and continue to trade on these exchanges under these symbols.

Future Outlook

The graphene nano-materials market is an emerging high-value, technology business with excellent growth prospects as new product applications are developed and commercialized. The Corporation is presently assessing the various graphene conversion methods that can be utilized on its high-purity graphite material through its network of research partners. ZEN plans to source the appropriate equipment required for a graphene manufacturing (exfoliation) process and evaluate the associated costs for graphene production in a vertically integrated structure. The Corporation is also in discussions with various participants in the graphene market and end users of graphene products for potential off-take agreements, strategic partnerships or other business opportunities; however, there is no certainty that any of these discussions will lead to agreements.

ZEN will continue to focus on advancing the Albany graphite deposit towards initial production of a consistent, high-quality graphite and/or graphene nano-material product. The Corporation is planning to prepare an updated PEA/Pre-feasibility Study ("PFS") which is more oriented toward the graphene nano-materials market. This will be preceded by the processing (flotation and purification) of the 110 tonne bulk sample that was collected during the Winter 2019 program and then subsequently utilized to generate more graphene product samples for market acceptance and valuation. Since the business opportunity related to the development of the Albany Graphite Deposit is closely linked to the development of innovative new process technology and product design, the Corporation is looking at re-structuring to reflect the increasing emphasis on technology development.

The Corporation is committed to developing the Albany Graphite Project to high standards of environmental and social responsibility in consultation with its local community partners. The Project is located in the traditional territory of the Constance Lake First Nation (CLFN) and ZEN is committed to developing a partnership agreement with CLFN towards collaboration on business development following the Memorandum of Understanding signed on September 27, 2018. The Corporation is also committed to minimizing the environmental footprint of the project and its impacts on the local watershed and wildlife.

At December 31, 2019, the Corporation had working capital of $1,153,426. Subsequently, the Company has received a HST rebate payment of $84,265. Combined, these funds are sufficient to fund the Company's general administration, environmental baseline study fieldwork and other activities; however, additional financing will be required to allow the Company to continue to fund its ongoing project development activities.

Overall Performance

During the nine month period ended December 31, 2019, the Corporation was mainly involved in graphene R&D activities, product market development and activities related to the winter bulk sample program. No mineral exploration field activities were performed on any of the remaining properties during this period. Overall, during the nine month period ended December 31, 2019, the Corporation had cash expenditures of $2,163,193 consisting mainly of deferred exploration and evaluation costs and operating expenses.

As at December 31, 2019, the Corporation had $25,086,037 in deferred exploration and evaluation costs as a result of its airborne survey, additional staking and exploration costs, drilling program, which includes $1,292,500 worth of cash, shares and warrants issued to Cliffs Natural Resources Exploration Canada Inc. ("Cliffs Canada") in connection with the Amended Albany Agreement.

Results of Operations

Net loss

The Corporation recorded a loss of $157,474 with basic and diluted loss per share of $0.00 for the three month period ended December 31, 2019 (2018 - loss of $558,820 and $0.01). The loss for the nine month period ended December 31, 2019 was $904,731 with basic and diluted loss per share of $0.01 (2018 - loss of $1,821,846 and $0.03).

Revenue

The Corporation is currently in the development stage and therefore did not have revenues from operations. Interest and other income for the three month period ended December 31, 2019 was $968 (2018 - $729). Interest and other income for the nine month period ended December 31, 2019 was $4,033 (2018 - $11,658). Grant income recognized for the three and nine month periods ended December 31, 2019 was $366,964 (2018 - $nil).

Expenses

Stock-based compensation costs were $55,343 for the three month period ended December 31, 2019 (2018 - $222,167) and $262,377 for the nine month period ended December 31, 2019 (2018 - $707,813). Stock-based compensation was based on the fair value of the options described in Note 6(c) of the condensed interim financial statements as calculated using the Black-Scholes option pricing model. Stock-based compensation is recognized over the vesting period of the underlying options.

General and administrative expenses were $189,978 for the three month period ended December 31, 2019 (2018 - $224,212) and $470,239 for the nine month period ended December 31, 2019 (2018 - $467,039). The most significant components of general and administrative expenses are wages and benefits. The following table details the material components of the Corporation's general and administrative expenses for the nine month periods ended December 31, 2019 and 2018.

	Nine Months Ended December 31, 2019	Nine Months Ended December 31, 2018
Salaries and Benefits	$ 179,768	$ 206,984
Meals and Entertainment	17,875	15,069
Transfer Agent Fees	6,709	23,714
Accommodations	28,632	20,221
Investor Communications	122,210	57,204
Travel	23,707	33,133
Occupancy and Office Expenses	91,338	110,714
Total	$ 470,239	$ 467,039

Professional fees were $124,205 for the three month period ended December 31, 2019 (2018 - $19,994) and $180,691 for the nine month period ended December 31, 2019 (2018 - $193,256). These fees consist primarily of the amounts charged for services provided by the Corporation's lawyers, auditors, and accountants.

Investor relations and promotion expenses were $22,437 for the three month period ended December 31, 2019 (2018 - $27,580) and $69,974 for the nine month period ended December 31, 2019 (2018 - $39,363). These expenses consist primarily of the costs of consultants, marketing trips and other costs such as attending industry conferences.

Consulting fees were $60,627 for the three month period ended December 31, 2019 (2018 - $88,131) and $186,190 for the nine month period ended December 31, 2019 (2018 - $309,114). The most significant component of the consulting costs incurred were for consultants working on metallurgical testwork, field program planning and graphene product development activities. Consulting costs directly related to graphene product market development for the three months ended December 31, 2019 were $37,675 (2018 - $50,003) and $127,675 for the nine month period ended December 31, 2019 (2018 - $98,205).

Contract services were $62,086 for the three month period ended December 31, 2019 (2018 - $nil) and $93,086 for the nine month period ended December 31, 2019 (2018 - $136,000). These expenses mainly relate to services provided by the CFO.

Amortization expense was $10,730 for the three month period ended December 31, 2019 (2018 - $1,353) and $13,171 for the nine month period ended December 31, 2019 (2018 - $3,657). Amortization is taken on the capitalized cost of the Corporation's computers and equipment.

Cash Flows

During the nine month period ended December 31, 2019, cash increased overall by $233,940 (2018 - increased by $2,693,887). Operating activities resulted in a decrease in cash of $687,800 (2018 - decrease of $772,488) due to continued spending on consulting and professional fees and general and administrative expenses. Investing activities resulted in a decrease in cash of $1,254,237 (2018 - decrease of $632,242) due to continued spending on graphene production scale up and application development. Financing activities resulted in an increase in cash of $2,175,977 (2018 - increase of $4,098,617) due to net proceeds received from the issuance of units and flow-through common shares.

Mineral Exploration and Development Costs

Interest in mineral properties and related exploration/development costs capitalized were $576,116 for the three month period ended December 31, 2019 (2018 - $567,982) and $1,031,865 for the nine month period ended December 31, 2019 (2018 - $670,010). All of these costs relate to the Albany Project. Costs capitalized relate to contracted consulting services on graphene production scale up and application development, deposit development costs, and stock-based compensation. The following table details the material components of the Corporation's exploration and evaluation assets for the nine month periods ended December 31, 2019 and 2018.

ALBANY PROPERTY	Nine Months Ended December 31, 2019	Nine Months Ended December 31, 2018
Opening Balance	$ 24,054,172	$ 22,027,880
Drilling	(130,654)	455,060
Contractor Services	139,949	131,266
Equipment Rental	6,372	6,372
Supplies	14,244	1,233
Processing and Testing	119,326	2,950
Metallurgical Testing	584,759	26,946
Site Costs	152,556	10,800
Flights	104,793	-
Fuel	21,021	-
Stock-Based Compensation	19,499	35,383
Closing Balance	$ 25,086,037	$ 22,697,890

Albany Graphite Project

Land Tenure

The Albany Graphite Deposit is located on one of the claim blocks (4F) collectively comprising the Albany Graphite Project (the "Claims"). The Corporation acquired its 100% interest in Block 4F under the terms of an option agreement with Cliffs Canada (the "Optionor") entered into in the year ended March 31, 2010. The balance of the Claims were acquired by staking and are 100% owned by the Corporation.

An initial 80% interest in Block 4F was acquired by making certain payments totaling $140,000 and issuing 1,000,000 units to the Optionor, (each unit being comprised of one common share and one warrant to purchase one additional common share at a price of $1.50 any time before December 23, 2015) and incurring an aggregate of $10 million in exploration expenditures.

On November 21, 2012, the Company reached an agreement with the Optionor to acquire the remaining 20% interest in Block 4F by issuing a total of 1,250,000 shares to the Optionor and granting a net smelter return royalty of 0.75% on Block 4F, which is now held by a third party.

The Claims are located in the traditional territory of the Constance Lake First Nation. In July 2011, ZEN and CLFN signed an exploration agreement for a mutually beneficial and co-operative relationship regarding exploration and pre-feasibility activities on the Albany Project. Under this agreement, ZEN committed to establishing a joint implementation committee and conveying preferential opportunities for employment and contracting as well as contributing to a social fund for the benefit of CLFN children, youth and elders. In 2018, the parties signed a new Memorandum of Understanding ("MOU") under which a project partnership structure will be created in support of the development of the Albany Graphite Project (the "Project"). Under the new MOU, the parties can also consider alternative partnership structures including equity participation by CLFN in the Project. This new agreement provides for more flexibility to accommodate alternative business models as the Project progresses toward becoming a graphene nano-materials technology business. On June 22, 2019, Rick Allen was re-elected for a third consecutive term as CLFN Chief. ZEN looks forward to continue working with Chief Allen and CLFN to set up a mutually agreeable partnership structure.

The Claims comprising the Albany Graphite Project are presently held in good standing by the Corporation and there are sufficient assessment credits available to keep all of the 4F (Albany Graphite Project) claims in good standing for at least 30 years. There are no environmental liability issues related to any previous exploration work on the Claims. The Corporation has not received from any government authority, any communication or notice concerning any actual or alleged breach of any environmental laws, regulations, policies or permits.

Project Exploration and Development History

A two-phase exploration program on the Albany Project in 2011 and 2012 led to the discovery of a unique graphite deposit. Testing a large airborne EM conductor measuring 1400 m by 800 m in late 2011, the first drill hole on this target intersected an extensive graphite-rich breccia zone hosted within an alkalic intrusion. The deposit is not exposed on surface, being under glacial till overburden and a veneer of limestone. Subsequent mineralogical studies conducted by Dr. Andrew Conly of Lakehead University characterized the deposit as an unusual magmatic, fluid-related style of graphite mineralization. Follow-up work was recommended as a magmatic, fluid-related, breccia-hosted graphite deposit of this magnitude is very rare.

Subsequent drilling and geophysical surveys completed in 2012-13 delineated a large resource in two adjacent volcanic breccia pipes leading to an initial NI 43-101 compliant resource estimate announced in January 2014. Preliminary metallurgical testwork in 2013 demonstrated that a high-purity graphite product with >99.99% Carbon can be produced from the Albany graphite deposit mineralization. Initial mineralogical work confirmed the graphite material to be of high- quality, containing insignificant amounts of impurities.

Six large diameter (HQ size) holes were then drilled, three on each pipe in order to obtain two 5 tonne mini-bulk sample of graphite mineralization to proceed with a second phase of metallurgical process development at SGS Canada Inc. ('SGS') in Lakefield, Ontario, in an effort to optimize the initial flowsheet and provide material for further testing by ZEN and other interested parties who had requested samples for evaluation.

An independent Technical Report was completed in January 2014 by Roscoe Postle Associates Inc. ("RPA"), who are independent "qualified persons" as defined by National Instrument 43-101 ("NI 43-101"). RPA estimated Indicated Mineral Resources to total 25.1 million tonnes ("Mt") at an average grade of 3.89% graphitic carbon ("Cg"), containing 977,000 tonnes of Cg. In addition, Inferred Mineral Resources were estimated to total

20.1 million tonnes at an average grade of 2.20% Cg, containing 441,000 tonnes of Cg. These results are based on a cut-off grade of 0.6% Cg with an assumed market price of $8,500 per tonne Cg. The results below, as given in the Technical Report, show that even if the assumed market price of Cg varies, any appropriate increase in the cut-off grade results in a relatively minor reduction of the resource estimate.

	Tonnage	Grade	Tonnes Graphitic Carbon
Classification, Cut-off Grade	(Mt)	(%Cg)	(t Cg)
Indicated 2.0	20.7	4.41	914,000
1.0	24.3	3.99	971,000
0.6	25.1	3.89	977,000
0.4	25.4	3.85	978,000
Inferred 2.0	9.4	3.34	315,000
1.0	15.9	2.57	408,000
0.6	20.1	2.20	441,000
0.4	23.0	1.98	455,000

Further metallurgical process development work on the Albany graphite mineralization was carried out by SGS in 2014. The 2014 work made significant progress toward optimizing the initial bench scale caustic bake process designed in 2013 and an innovative, flow sheet was developed for the Albany graphite deposit. A high-grade flotation concentrate containing up to 92.5% graphitic carbon ('Cg') was produced which was fed into a purification process to achieve a targeted graphite product purity of >99.9 % Cg.

Peter Wood, P.Eng., P.Geo., and Alex Mezei, M.Sc., P.Eng., were the Qualified Persons under National Instrument 43-101 who supervised the preparation of this scientific and technical information.

2015 Preliminary Economic Assessment ("PEA")

On June 1, 2015, the Corporation announced the results of a PEA on its Albany Graphite Project. The PEA was prepared by RPA with mill design input from SGS and can be found on the Corporation's website, www.zengraphene.com. It was prepared on the assumption that the product would be a high-purity graphite material for markets specific to this material and did not consider the newly emerging graphene market.

Subsequent to completion of the 2015 PEA, most of the Albany Project work has been focused on metallurgical process development, market studies and research and development to determine the most attractive market opportunities for the Albany graphite products. Increasing interest in the Albany Graphite product as a feed material for producing graphene or graphene oxide, is motivating management to reconsider the project development model conceived for the 2015 PEA. While graphene is an emerging new nanotechnology material with limited market demand at present, initial indications from various groups involved in graphene research and development indicate potential for creating a very high-value product from the Albany Graphite deposit with excellent long term growth potential and high profit margins. Consequently, the Company is now planning to prepare an updated PEA to reflect this new market opportunity.

The results of the 2015 PEA are summarized here for reference and historical context for the current project development model focusing on nano-material technology. Ultimately, the Albany Graphite Project could be developed to serve both the high-purity graphite and the emerging graphene nano-materials markets, in proportions depending on relative profitability and market demand growth projections of each product. The 2015 PEA contemplated a 3,000-tonne per day open-pit mine and on-site process plant to produce 30,000 tonnes of high-purity (>99.9% Cg) graphite annually at a total capital expenditure of US$411.5 million. This yielded a 22 mine life based on less than 50% of the Indicated and Inferred Resources. Based on a graphite price assumption of US$7,500/tonne and operating costs of $2,046/tonne, the Discounted Cash Flow ("DCF") model showed an attractive after tax Internal Rate of Return ("IRR") of 24% and Net Present Value ("NPV") at a 10% discount rate of US$438 million.

The 2015 PEA concluded that the Albany graphite project has excellent potential to be a low-cost source of high-purity graphite. Work performed by SGS, on behalf of ZEN, successfully completed and tested an innovative and relatively benign purification process for the production of consistent and highly crystalline graphite exceeding 99.9% purity from the Albany deposit. Feedback from the clean-tech sector suggests that environmental considerations are critical when sourcing raw materials for today's high-tech applications like energy storage. Supply chain transparency is easier to track and is now demanded by consumers of such specialty materials in the clean-tech sector. The 2015 PEA is based on mineral resources that are not mineral reserves and have not demonstrated economic viability and therefore, there is no certainty that the results of this PEA will be realized.

The high-purity graphite pricing model for the 2015 PEA was derived from an extensive detailed study of targeted market segments and industry trends. The estimated annual production of 30,000 tonnes of high-quality graphite product from the Albany deposit would have represented approximately 7% of the 2017 market demand estimate. In 2015, ZEN anticipated having a targeted market application segmentation for high-purity graphite including 25-30% in LIBs, 20-25% for Fuel Cell products, 25-30% for high-purity graphite in PM and 15-30% from other applications in the list above.

The outlook for the global graphite market is very promising with demand growing rapidly from new applications, including graphene nano-materials. Graphite is now considered one of the more strategic elements by many leading industrial nations, particularly for its growing importance in high technology manufacturing and in the emerging clean-tech sector such as components of energy storage devices for electric vehicles, computers, smartphones etc.

Jason Cox, P.Eng. Executive VP - Mine Engineering - Principal Mining Engineer of RPA, Alex Mezei, M.Sc., P.Eng., Director, Engineering Technical Services at SGS Lakefield, independent consultants to ZEN, Peter Wood, P.Eng., P.Geo., VP Exploration and Dr. Bharat Chahar, P.E., VP Market Development for ZEN were the Qualified Persons under National Instrument 43-101 for the 2015 PEA.

In February 2019, the company commenced a bulk sample drill program with the goal of collecting up to 990 tonnes of graphite-mineralized material from five holes in the East Pipe and one hole in the West Pipe. Two 24-inch diameter percussive reverse circulation drill holes were completed on the East Pipe and yielded over 110 tonnes of Albany Graphite mineralization, sufficient material to produce several tonnes of purified graphite which will be used as pre-cursor graphene material for graphene applications testing. The recovered material, which is currently stored in Hearst, will be prepared for shipping and will then be processed into high-purity graphite for subsequent graphene production.

Additionally, at the end of April 2019, ZEN, ERM Canada Ltd. (ERM) and CLFN kicked off the environmental baseline study fieldwork with a surface water sampling and flow measurement program.

Graphene Product Development Work

In January 2018, ZEN announced a new strategic focus on the extraordinary nano-material called graphene, which is easily converted from the Company's highly crystalline Albany graphite deposit. Graphene is emerging as the most promising new material in modern times for enhancing applications in various industries due to its unique combination of mechanical, electrical and thermal properties. Graphene, a single sheet of carbon discovered in 2004 at the University of Manchester, can perform all of these functions.

During 2017, independent labs in Japan, UK, Israel, USA and Canada demonstrated that ZEN's rare form of graphite easily converts (exfoliates) to graphene using a variety of simple mechanical methods. It has become apparent that the effort from these various collaborative programs has created significant additional value for ZEN's specific material. It is also important to note that the graphene produced by ZEN's partners is a consistent and high-quality nanomaterial, including the most desirable, mono-layer to tri-layer forms. The Company's graphene also has excellent dispersion properties and therefore is highly suitable for enhancing present day composite materials like rubber and concrete, as confirmed by the University of Sussex and Ben-Gurion University/University of Toronto, respectively. The composite materials market represents a very large volume end use for graphene and graphene-oxide. A significant business opportunity has now evolved related to this graphene product which currently sells at prices of US$1000s/kg. Interestingly, the prior business model in the Albany Graphite Deposit PEA from 2015 included producing and selling high-purity graphite at US$7.50/kg.

Many corporate and academic R&D facilities around the world are currently competing to find the most effective, cost efficient and scalable process to produce high-quality graphene. These companies still require a consistent source (or precursor) material for conversion to graphene which is then applied to their various products for enhancement. ZEN has a significant competitive advantage with the ownership of a large and high-quality supply of source material, Albany graphite, in Canada. The Company is presently assessing the various simple graphene conversion methods being utilized on its high-purity graphite material by its network of collaborative partners with the goal of defining a scalable, low cost, low energy and environmentally friendly exfoliation process. In the near future, ZEN plans to source the appropriate equipment required for a graphene manufacturing (exfoliation) process and also evaluate the associated costs for graphene production in a vertically integrated structure.

In September 2018, preliminary research findings from University of Toronto point to significant improvements in the compressive and flexural strength of cement when graphene products derived from Albany Graphite are combined with the cement. Including graphene in quantities of as little as 0.02% increased the compressive strength of cured cement paste by up to 39%, according to research conducted by Professor Daman Panesar and her team at University of Toronto's Department of Civil & Mineral Engineering. ZEN intends to build on these encouraging results with the ultimate goal of developing a graphene-enhanced concrete product.

More recently, ZEN has completed an NSERC Engage project with Prof. Kumacheva and her research team at the University of Toronto who have confirmed the relative ease with which graphene quantum dots (GQDs) can be produced from Albany graphite. Prof. Kumacheva and her team propose to develop a nanocolloidal graphene- derived material which has a tunable pore size and can purify water of toxic heavy metal ions. These hydrogels have the potential of being scalable, robust and recyclable and provide a highly effective water purification and remediation solution.

Independently to this, Prof. Chen and his team at the University of Guelph, has also successfully used Albany Graphite to produce GQDs in a consistent fashion. Their process employs a simple method that has the potential to be scaled to industrial sized applications allows the conversion of Albany Graphite into highly fluorescent GQDs.

ZEN has also announced that it will be commencing a new research collaboration with the University of British Columbia, Okanagan Campus (UBC‐O) and the Deutsches Zentrum für Luft‐ und Raumfahrt ("DLR", the German Aerospace Center) to investigate the potential use of Albany Graphite for graphene and graphene oxide in new composite materials. More recently, the research at UBC-O was extended to look into the potential use of Albany Graphite tailings material as a partial cement replacement, with encouraging initial results reported in the Corporation's news release dated February 21, 2019. If successful this would reduce tailings disposal costs and create a potential by-product revenue stream while creating a product that will significantly reduce CO2 emissions during concrete production.

Separately, ZEN will also be working with UBC on a graphene oxide fuel additive. Research has found that graphene oxide can improve fuel economy by 7.5%, and potentially reduce emissions by 8% while increasing power by 10%. Dr. Sina Kheirkhah, a combustion engineer, will be the lead researcher for the fuel additive project.

Advanced testing on potential new processes for commercial graphene production is also underway. ZEN is also currently working with three universities on different processes that could potentially lead to a more efficient process for ZEN's commercialized graphene production, at a lower cost than those previously anticipated. These processes are also producing high-yield results with low energy requirements and minimal environmental impacts.

Graphene Business Development Work

ZEN's graphene product development is being carried out under the direction of Dr. Francis Dube, CEO. The Company has retained a consultant to assist with this work; Dr. Colin van der Kuur as University Research Catalyst. His work is supported by a third consultant, ZEN's Outreach Program Coordinator, Ms. Monique Manaigre, who is coordinating collaborative research initiatives within government institutions such as the National Research Council, NRCAN, Clean Growth Hub, FedNor, FedDev and others. Ms. Manaigre is preparing applications for support under several new federal government research funding programs oriented towards materials science innovation. A number of such applications are in progress.

The Business Development team has been presenting ZEN to potential customers as a company focused on delivering a vertically integrated graphene product solution to industrial consumers.

ZEN's potential to deliver a high-quality graphene product coupled with the potential to deliver industrial quantities for decades continues to generate considerable interest from many industrial companies. This interest was further enhanced by the potential to chemically functionalize ZEN's graphene to suit any specific requirement and/or industrial equipment or process.

The team focused its efforts on building graphene applications within five main industry sector verticals which are: Civil Engineering, Transportation, Defence/Aerospace, Biomedical and Water Treatment. The essential business development process is generally as follows: identify strong profitable graphene applications, then target specific end users and identify key decision makers within a given organization. Once discussions commence and non-disclosure agreements are signed, work can begin on bringing graphene products through lab, pilot and full scale testing. The work to bring each of these graphene products forward may or may not include multiple points of contact with various levels of government, potentially more than one end user and potentially more than one research team from a given university. Ongoing discussions took place for opportunities within each of those verticals for which some of the highlights have been disclosed above or in recent news releases.

During the quarter ended March 31, 2019, the Business Development team focused on moving forward opportunities in the Company's five major verticals. Additionally, the team put in a great deal of work during this period on completing the application for a 1 million dollar grant that was awarded to ZEN in early May 2019.

Subsequent to the year end, the ZEN team also participated in OCE's Discovery on May 13 and 14, 2019. Garnering over 3,000 attendees and almost 500 exhibitors. Discovery 2019 was a showcase of leading-edge technologies, best practices and research from sectors such as health, manufacturing, digital media and cleantech.

All combined, these events garnered hundreds of pre-qualified points of contact ranging from government, university and businesses covering all five major verticals. These opportunities are in various stages of being explored and potentially converted into specific graphene products/solutions that the business development team is focused on bringing through the sales cycle and hopefully into production.

Metallurgical Process Development Work

On July 16, 2018, the Corporation announced significant improvements to the metallurgical process developed for the Albany graphite mineralization including improved recovery from 75.4% in the PEA to approximately 90% with a simpler, lower energy process that has a lower reagent consumption and also permits more efficient recycling of the leach solutions.

The testwork program investigated a process based on high-pressure caustic leaching of graphite concentrate followed by acid leaching (ZEN Pressure Leach or ZPL). It was concluded that a purity of 97.5% Cg, representing 85% impurity removal, could be consistently achieved. Process conditions chosen for the tests were kept within industry proven limits of temperature and caustic concentration. A second stage acidic fluoride leach (ZHL) process was also investigated to upgrade the ZPL product to >99% purity. ZHL purification using a solution containing a mixture of NH4F and HCl yielded a minimum graphite purity of 99.8% Cg. The process operates at 50°C, will require relatively simple equipment and has a low reagent and energy consumption. During the quarter ended March 31, 2019, ZEN provided an update on the Company's locked cycle purification tests on the new process which successfully simulated an industrial process which was utilized to purify Albany Graphite concentrate. This successful test was a significant step forward towards industrial graphene production. A final product purity of approximately 99.8% Cg appears to be the practical upper limit of this hydrometallurgical processing. This final product will be used as a precursor material for the Company's developing graphene applications such as graphene enhanced concrete and other composites. This work was carried at SGS under the direction of James Jordan, P.Eng., Project Manager.

The updated process flowsheet (flotation and purification) will also be further tested and verified for scale-up with the 110 tonne bulk sample. Once this material has been purified to approximatively 99.8%, it will be exfoliated into graphene and graphene oxide products for continued larger scale end user evaluation. The graphene conversion process is also under investigation for improvements in process efficiency under three university research collaborations (discussed above under Business Development).

With the new information on the process flowsheet and on the graphene product demand and pricing, ZEN will decide to proceed with the preparation of an updated PEA to reflect the new graphene focused development model or to proceed directly to a PFS (Pre-Feasibility Study). Given the fact that graphene continues to be an emerging market opportunity with excellent growth potential, the updated PEA/PFS will reflect a staged development approach starting at a modest scale with low initial capital expenditures, then expanding production as markets grow. Accordingly, initial development by underground mining methods is being contemplated as a more appropriate mine development model for this approach. This has the additional benefit of a greatly reduced environmental footprint compared to the original open pit model developed for the 2015 PEA.

Administration and Investor Relations

The Corporation announced that, effective January 16, 2019, it had obtained TSX Venture Exchange approval and had changed its name from "Zenyatta Ventures Ltd." to "ZEN Graphene Solutions Ltd." The name change reflects the Company's decision to focus its development plans for the Albany Graphite Project on the graphene nano-material product opportunity. Graphene is emerging as the most promising new material in modern times for enhancing the mechanical, electrical and thermal properties of materials used in a broad range of industrial applications. New innovations are being announced by researchers around the world on a regular basis with market demand for graphene growing rapidly. In 2017, there were a total of 13,371 patent filings about graphene worldwide, an upsurge of 30.7% over the previous year. According to a November 2018 report published by Research and Markets, the global graphene market size stood at roughly US$85 million in 2017, before growing to nearly US$200million in 2018. It is currently forecasted to reach US$1 billion in size by 2023 as new applications are developed and implemented.

The Corporation also announced that it had retained the services of Ms. Mara Strazdins, a consultant with Storyboard Communications Corp. ("Storyboard"), a Toronto-based investor relations and capital markets advisory firm serving Canadian small to mid-cap companies across North American markets. Under the terms of the agreement, ZEN will pay a monthly retainer of CAD $5,000 for an initial term of six months for ongoing strategic communications and capital markets advisory services. At the time of entering into this agreement, Storyboard, or any of its executives, had no ownership interest, directly or indirectly, in ZEN or its securities. ZEN had not granted Storyboard any right to acquire any such interests.

The Corporation announced that on April 2, 2019, Dr. Francis Dubé assumed the role of Chief Executive Officer along with the resignation of Mr. Donald Bubar as Co-Chief Executive Officer and as a member of the Board of Directors. However, Mr. Bubar continues to support the Company as a member of ZEN's Advisory Board.

On July 17, 2019, 1,275,000 stock options were issued to a number of directors, officers, employees and consultants under the stock option plan described in Note 6(c) of the condensed interim financial statements. The stock options have an exercise price of $0.40 per share and an expiry date of July 17, 2024. The vesting period of the options issued to the directors and officers is as follows: 1/3 at July 17, 2019; 1/3 at January 17, 2020; 1/3 at July 17, 2020. The vesting period of the options issued to the employees and consultants is as follows: 1/3 at July 17, 2019; 1/3 at July 17, 2020; 1/3 at July 17, 2021.

On August 8, 2019 ZEN provided an update on the grant program. ZEN received a $290,192.72 reimbursement payment for the eligible expenses during the quarter ended June 30, 2019. This payment was the first installment of the reimbursement grant for graphene-infused concrete applications research that was awarded to ZEN on May 8, 2019. The grantor will reimburse up to a maximum of $1,000,000 spent by ZEN on eligible expenses directly related to graphite purification, graphene production research, concrete additive research and large-scale graphene-enhanced concrete testing on a quarterly reporting basis.

On September 12, 2019, in a private placement financing, a total of 3,000,000 units were issued at $0.35 per unit for gross proceeds of $1,050,000. Each unit consisted of one common share and one-half of one common share purchase warrant with each whole warrant exercisable at $0.50 for a period of two years. The securities issued pursuant to the offering are subject to a four-month and one day statutory hold period. Share issue costs associated with this private placement totaled $17,850.

On September 27, 2019, ZEN announced that Mr. Greg Fenton, Director, had taken on a more active role in the day-to-day operations of the Company and accepted the role of Chief Strategy Officer. On this day, the Company also held its successful Annual General and Special Meeting in Toronto, Ontario. The current Board of Directors: Dr. Francis Dube, Brian Bosse, Eric Wallman, Frank Klees and Greg Fenton were all re-elected as Directors of the Company.

On December 10, 2019, ZEN announces that subject to TSX Venture Exchange acceptance, it had arranged an offering of flow-through common shares of the company on a non-brokered private placement basis. The offering comprised up to 2.5 million flow-through common shares of the company at a price of 40 cents per flow-through common share for gross proceeds of up to $1-million. The proceeds from the offering will be used to continue work on the environmental assessment and for community engagement in 2020.

At this time, ZEN also hired Alphabet Creative for web services including building its webstore on the Shopify global platform to deliver an exceptional customer experience when they purchase graphene products from the company. Under the agreement, ZEN issued shares for debt in the sum of $17,000 at a deemed value of $0.36 per share.

On December 20, 2019, the company provided an update on the flow-through financing and reported that the offering was oversubscribed and consisted of the issuance of 3.025 million flow-through common shares at a price of 40 cents for aggregate gross proceeds of $1.21 million. Finders' fees in an aggregate amount of $54,840 were paid by the company in connection to the offering.

Graphene Research and Development, and Project Development Activities

During the month of April 2019, ZEN announced the signing of an MOU with the University of Manchester to explore opportunities of collaboration in the areas of development and commercialization of graphene and other 2D materials and accelerate the adoption of these materials into commercially viable markets.

Preliminary battery development results from the University of British Columbia, Okanagan Campus, performed by Dr. Lukas Bichler and his team were also reported on April 11, 2019. Initial results showed that the addition of 5% ZEN reduced Graphene Oxide (rGO) into Carbon Black derived from recycled tires from Kal Tire resulted in a 324% increase in the anode discharge capacity in comparison to the current industry standard anode material, SUPER P Carbon powder, which is used in numerous battery applications as a conductive additive.

On April 29, 2019, ZEN, ERM Canada Ltd. (ERM) and CLFN kicked off the environmental baseline field program with an initial site visit. The purpose of this site visit was to monitor river flows, collect surface water samples, set up wildlife cameras and observe the landscape and vegetation in the Project area. ZEN, ERM and CLFN will work together on future site visits and five additional trips are scheduled to be completed in 2019 with the goal of maximizing opportunities for CLFN involvement.

On May 8, 2019, ZEN was awarded a $1,000,000 grant that will help to accelerate ZEN's graphene-enhanced concrete research and development project. The grant will potentially help the Company achieve its goal to provide innovative cement-based composite products to the Ontario market by possibly early 2020. The grantor will reimburse 50% up to a maximum of $1,000,000 spent by ZEN on eligible expenses directly related to graphite purification, graphene production research, concrete additive research and large-scale graphene- enhanced concrete testing.

At the end of May 2019, ZEN announced that it has signed an initial agreement to in-license certain intellectual properties from a Canadian University that when combined with ZEN's Albany Graphite, produces low cost, environmentally friendly graphene. The production process has the potential to rapidly exfoliate Albany Graphite into graphene with an estimated conversion efficiency of over 90%. Previous work has demonstrated that the unique Albany Graphite was converted to graphene far more efficiently when compared to flake or metamorphic graphite. This process is currently undergoing stringent testing and optimization.

On June 10, 2019, ZEN announced the signing of a memorandum of understanding ("MOU") with the University of British Columbia (UBC), Okanagan Campus, School of Engineering, where ZEN will contribute a minimum of $300,000 over three years in support of graphene research and application development. Under the MOU, UBC and ZEN will collaborate on graphene-focused research projects relevant to applications of interest to potential end-user partners.

The main initial objectives defined in the MOU are:

(a) To formalize a collaborative research program utilizing expertise and capabilities from both ZEN and UBC and, where applicable, utilizing additional support and resources from government agencies such as the Natural Sciences and Engineering Research Council (NSERC), Mitacs and the National Research Council Industrial Research Assistance Program (NRC-IRAP); and,

(b) To structure an initial three-year research program with a committed minimum contribution by ZEN of $100,000 per year in support of UBC-based research projects.

ZEN has already supplied samples of its graphene and graphene oxide to UBC where it has undergone preliminary testing in the following applications:

1. In multiple battery technologies;

2. As an additive in cement-based composites;

3. As an additive to aluminum and aluminum alloys; and,

4. As a diesel and jet fuel additive.

On August 8, 2019, ZEN also provided an update on the environmental and social baseline studies which will provide important input into continued advancement of project development plans. ERM Canada Ltd. ("ERM") is leading the desktop and fieldwork associated with the baseline studies on behalf of ZEN. ERM and ZEN have been actively collaborating with Constance Lake First Nation ("CLFN") in order to maximize opportunities for involvement and incorporation of traditional knowledge. At that time, three field campaigns had been conducted by ERM, CLFN, and ZEN to collect data on hydrology (river levels and flow rates), water quality, fish and fish habitat, vegetation, and wildlife habitat. Two additional field campaigns were planned in 2019 to collect seasonal hydrology and water quality data. Samples had also been collected from existing drill core and reject material to initiate geochemical studies. ERM will be analyzing and interpreting all the data that is collected in 2019 and will provide a final report documenting the activities and results at the end of the year.

On September 16, 2019, ZEN announced that it has signed an agreement with Chemisar Laboratories Inc. ("Chemisar") to provide various consulting services which included the use of 2,300 square feet of office and laboratory space in Guelph, Ontario that would commence on October 1, 2019. This office will become the company's new graphene research and development centre which will include a small-scale graphene processing and production facility. Additional space is available in the building which will allow ZEN to grow as needed. The new office and lab spaces are situated 66 km from Toronto Pearson International Airport and is centrally located to Toronto, Hamilton, Waterloo, London and multiple university partners. The office space is part of a larger 5,500 square foot well-equipped stand-alone technology centre which is situated on 1.15 acres.

On September 27, 2019, ZEN reported on its recent activities including work on a novel electrochemical process for the production of 1-2 layer graphene oxide, graphite material processing and inventory plus encouraging preliminary results using reduced graphene oxide as a grain refinement additive for aluminum casting.

ZEN in collaboration with its university research partners has been developing a novel electrochemical process to produce graphene oxide (GO) from high-purity Albany Graphite. This new process has the potential to reduce chemical consumption by close to 100 times compared to the current Modified Hummers method thereby resulting in a significantly cleaner, environmentally friendly process and reducing the cost of production. Preliminary characterization work suggests that this GO is similar to the high quality, 1 to 2 layer material that has been produced by the current Modified Hummers method. Work continues to characterize the GO to ensure a consistent, high-quality product, along with process optimization and eventual scale up.

The Company also reported that the research team at the University of British Columbia-Okanagan (UBC-O) had started producing Graphene Quantum Dots (GQDs) with the eventual goal of scaling up the process and producing 10 grams of GQDs per day. These products will be used both for R&D and for retail sale.

The Company also received encouraging preliminary results from UBC-O regarding using reduced Graphene Oxide (rGO) to enhance the mechanical performance of aluminum casting alloys. The current industry standard to achieve grain refinement and improve mechanical performance uses commercial Titanium-based compounds. Early results show that ZEN's rGO produces similar results to the industry standard compounds, but rGO does not decrease the aluminum's electrical and thermal conductivity both of which are important characteristics for many industry applications.

On October 1, 2019, ZEN announced additional research and development results using a ZEN Graphene additive in a sintered aluminum metal composite and ZEN Graphene in a corrosion-inhibiting coating. The Company reported additional encouraging preliminary results from the University of British Columbia- Okanagan (UBC-O) which has used ZEN's Graphene to enhance the performance of aluminum casting alloys. UBC-O has mixed small volumes of Graphene with an aluminum powder which was then sintered in Spark Plasma Sintering (SPS) equipment. Preliminary results indicate that the Graphene resulted in a significant increase in the electrical conductivity of the material with a relatively small Graphene loading.

Additionally, UBC-O reported encouraging preliminary results on the use of ZEN's Graphene in an epoxy corrosion-inhibiting coating for steel. UBC-O tested four samples of steel: one uncoated, one coated with epoxy only, one coated with an epoxy-graphite mixture, and one with an epoxy-Graphene mixture. The four samples were then exposed to a corrosive, highly saline solution for 10 days after which the level of surface of corrosion was examined and quantified. The best corrosion resistance results were obtained by the epoxy-Graphene mixture which exhibited only 3% of surface corrosion. The surface corrosion on the other three samples ranged from 67% to 100%.

On October 30, 2019, Mr. Philippe Chataigneau ZEN's Head of Sales resigned from the Company. The ZEN team thanks Phil for his contributions to the Company and wishes him all the best in his future endeavours.

On November 1, 2019 the Company and its research partner, Deutsches Zentrum fur Luft- und Raumfahrt ("DLR", the German Aerospace Center) reported on additional encouraging results from their battery development program led by Dr. Lukas Bichler and his team at the University of British Columbia, Okanagan Campus (UBC-O). UBC-O has created a Graphene Aerogel composite anode material using a proprietary aerogel formulation containing doping with either ZEN's reduced Graphene Oxide (rGO) or Graphene (produced via ZEN's licensed process announced in the company's May 30, 2019 news release). Preliminary results indicated that relatively low loadings (<5 wt.%) of graphene-based material, combined with this proprietary aerogel structure, can result in an anode with a significant specific discharge capacity. Preliminary best results were achieved with a 2 wt.% loading of Graphene dispersed in aerogel and resulted in an initial specific discharge capacity of 2800 mAh/g and a discharge capacity of 1300 mAh/g after 50 cycles at a current capacity of 186 mA/g. These unoptimized results are believed to be better than those currently reported in the literature for Graphene Aerogel batteries. DLR and ZEN will present a poster of the battery results at the Batterieforum in Berlin, Germany in January 2020. Graphene-containing aerogels could have the potential to be a low-cost, low-weight, high-performance composite materials for near future energy storage applications.

ZEN also reported that DLR had applied for and received federal funding from the Helmholtz Association to create a new Helmholtz Innovation Lab, called ZAIT, or the Center for Aerogels in Industry and Technology, which will be working together with industrial partners on the development of Aerogels. ZEN supported this application with a letter of intent indicating the Company would continue to collaborate with DLR in developing graphene-based aerogel batteries and other graphene-based products.

On November 14, 2019, ZEN signed a definitive graphene manufacturing process License Agreement referred to in a May 30, 2019 news release. This agreement licenses to ZEN the intellectual property created by scientists and laboratories within a renowned Canadian University. The agreement has no expiry date and provides for a royalty that is payable by ZEN based on the annual amount of material processed under the intellectual property.

At this time, the company also reported that it had signed an 18-month exclusive initial option agreement with the University of Guelph for intellectual property regarding an electrochemical exfoliation (ECE) process to produce Graphene Oxide. In addition, the University of British Columbia (UBC) and ZEN had begun negotiating a Collaborative Research Agreement template that will form the basis of each agreement with the various UBC researchers.

On December 20, 2019, ZEN provided a corporate update reporting that it was moving forward with graphene production and anticipated that small-scale graphene-related production would commence before the end of Q1 2020. The first batch of equipment for the purification small-scale pilot plant had been delivered to the Guelph facility. The company also indicated that in early- to mid-2020, ZEN was aiming to setup small-scale graphite purification and graphene-related production facilities including Graphene Quantum Dots (GQDs) and Graphene Oxide (GO). These products will be available for research and development, application development and for commercial use.

Additionally, the Company reported that Prof. Aicheng Chen and his team at the University of Guelph had been awarded a $310,000, three-year Natural Sciences and Engineering Research Council ("NSERC") CRD grant to continue developing an environmentally friendly and commercially scalable electrochemical process to produce GO and GQDs from Albany Graphite. The Company together with an industrial collaborator in the aluminum business are jointly supporting a NSERC Alliance grant application by Dr. Lukas Bichler, a materials engineer from the University of British Columbia in Okanagan. This application followed promising results earlier this year where Dr. Bichler and his team used ZEN's graphene products in aluminum alloys. NSERC had recently approved the $450,000, three-year Alliance grant.

Finally, the Company reported that in late November 2019, the first full open water field season for the environmental baseline program for the Albany Project came to a successful close. ZEN reported that all the program objectives had been accomplished with a wide range of data collected over a period of eight months. The collected data initiates the physical and biological characterization of the site needed for project development planning and regulatory permitting. ZEN worked closely with ERM's team of scientists, biologists, and engineers. Members from the CLFN were also important members of the field teams providing local knowledge and supported the process of data collection. ERM is leading the desktop and fieldwork associated with this program on behalf of ZEN and will be planning the upcoming 2020 environmental baseline program.

Subsequent Events

In January 2020, Colin van der Kuur visited the Graphene Engineering Innovation Centre (GEIC) at the University of Manchester and attended also the Batterieforum in Berlin, Germany where DLR and ZEN presented a poster of the encouraging battery results of the newly developed graphene aerogel composite anode material.

On January 28, 2020, 50,000 stock options with an exercise price of $0.50 and 100,000 stock options with an exercise price of $0.40 expired.

On February 4, 2020, ZEN announced the grand opening of its Guelph facility on March 3, 2020. The facility will be used for small scale pilot plant production to produce future Albany Pure TM graphene products as well as further research and development work. The company is currently sourcing and purchasing the necessary equipment to build a small-scale graphite purification pilot plant that will produce 99.8% high-purity graphite from the flotation concentrate (86%). James Jordan, P.Eng., was promoted to Chief Operating Officer (COO) and will be leading the work at the facility.

On February 10, 2020, 250,000 stock options with an exercise price of $0.53 expired.

Additionally, as the Company moves forward towards graphene production and applications development, ZEN also announced that Colin van der Kuur was appointed as ZEN's Head of Research, and Monique Manaigre as ZEN's Senior Government Relations and Account Manager.

ZEN also announced the issuance of shares in connection with its previously announced shares for debt agreement with Alphabet Creative. The Company issued 47,222 common shares at a deemed price of $0.36 per common share in settlement of a debt of $17,000 owed by the Company. The common shares issued in connection with the shares for debt agreement are subject to a hold period until May 1, 2020 in accordance with applicable securities laws.

Lastly, further to the Company's previously announced closing of its private placement of flow-through common shares, an aggregate amount of $54,840 in finders' fees as well as an aggregate amount of 137,100 broker warrants were paid to certain brokers in connection to the offering. These broker warrants will expire on December 19, 2021 and have an exercise price of $0.50 per warrant share.

Selected Financial Information

The following table sets forth selected financial information with respect to the Corporation as at and for the years ended March 31, 2019 and 2018, and the nine month periods ended December 31, 2019 and 2018. The selected financial information has been derived from the audited financial statements of the Corporation for the financial years indicated. The following should be read in conjunction with the said financial statements and related notes thereto.

	Nine months ended December 31,	Nine months ended December 31,	Year ended March 31,	Year ended March 31,
	2019 (unaudited)	2018 (unaudited)	2019 (Audited)	2018 (Audited)
Total Revenue	$ 370,997	$ 35,546	$ 40,302	$ 75,314
Net Loss	$(904,731)	$(1,821,846)	$(2,428,153)	$(1,564,521)
# Shares Outstanding	80,405,791	74,333,569	74,333,569	63,597,361
Net Loss per Share (Basic)	$(0.01)	$(0.03)	$(0.04)	$(0.02)
Net Loss per Share (Diluted)	$(0.01)	$(0.03)	$(0.04)	$(0.02)
Total Assets	$ 26,863,028	$ 25,600,868	$ 25,541,869	$ 22,224,303
Total Financial Liabilities	$ 548,929	$ 234,367	$ 646,642	$ 152,035
Total Equity	$ 26,314,099	$ 25,366,501	$ 24,895,227	$ 22,072,268

Summary of Quarterly Results

The following table sets out selected quarterly information for the eight most recently completed quarters, for which financial statements are prepared.

	Dec. 31, 2019	Sep. 30, 2019	Jun. 30, 2019	Mar. 31, 2019	Dec. 31, 2018	Sep. 30, 2018	Jun. 30, 2018	Mar. 31, 2018
Revenue	$367,932	$769	$2,296	$4,756	$24,617	$7,598	$3,331	$54,071
Loss	$157,474	$367,856	$379,401	$606,307	$558,820	$1,008,054	$254,972	$418,564
Loss per Share (Basic)	$0.00	$0.00	$0.01	$0.01	$0.01	$0.02	$0.01	$0.01
Loss per Share (Diluted)	$0.00	$0.00	$0.01	$0.01	$0.01	$0.02	$0.01	$0.01

Liquidity and Capital Resources

As at December 31, 2019, the Corporation had working capital of $1,153,426 (2018: $2,647,888) and cash of $1,455,432 (2018: $2,790,625). The Corporation funded operations during the nine month period ended December 31, 2019 through the net proceeds of units and flow-through shares issued as well as the use of existing cash.

The Corporation will need to raise additional funding to finance future research and development. The availability of equity capital, and the price at which additional equity could be issued, is dependent upon the success of the Corporation's activities, and upon the state of the capital markets generally. Additional financing may not be available on terms favourable to the Corporation or at all. If the Corporation does not receive future financing, it may not be possible for the Corporation to advance the graphene market development.

Off-Balance Sheet Arrangements

There are currently no off-balance sheet arrangements which could have an effect on current or future results or operations, or the financial condition of the Corporation.

Transactions with Related Parties

The total transactions with companies controlled by members of key management personnel during the nine month periods ended December 31, 2019 and 2018 were as follows:

a) Exploration and evaluation assets - $138,412 (2018: $124,798)

b) General and administrative - $20,154 (2018: $16,095)

Included in accounts payable and accrued liabilities are amounts owing to related parties of $4,033 (2018 - $nil). The amounts owing are unsecured, non-interest bearing and are repayable under normal terms and conditions.

The remuneration of directors and other members of key management personnel during the nine month periods ended December 31, 2019 and 2018 were as follows:

a) Short-term benefits - $135,686 (2018: $98,113)

b) Share-based payments - $216,158 (2018: $482,111)

As part of the private placement disclosed in Note 6(a) of the condensed interim financial statements, Officers and Directors of the Company purchased 1,014,286 units for gross proceeds of $355,000.

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Corporation directly or indirectly, including any directors (executive and non-executive) of the Corporation.

The remuneration of directors and key executives is determined by the board of directors having regard to the performance of individuals and market trends.

Current and Future Changes in Accounting Policy

Statement of Compliance

The condensed interim financial statements, including comparatives for the nine month period ended December 31, 2019, have been prepared using accounting policies in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Future Accounting Changes

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee ( " IFRIC") that are mandatory for accounting periods beginning on or after April 1, 2020 or later periods. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine the impact on the Company.

IAS 1 - Presentation of Financial Statements ("IAS 1") and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8") were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2020.

Financial Instruments and Other Instruments

The Corporation's financial instruments consist of cash, amounts and other receivables, and accounts payable and accrued liabilities. Unless otherwise noted, the Corporation does not expect to be exposed to significant interest, currency or credit risks arising from these financial instruments. The Corporation estimates that the fair value of these financial instruments approximate carrying values.

Financial instruments as at December 31, 2019 included cash and amounts and other receivables, which are classified as loans and receivables and are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. As at December 31, 2019, the carrying and fair value amounts of the Corporation's financial instruments are approximately the same.

As at December 31, 2019, the Company does not have any financial instruments recorded at fair value and that require classification within the fair value hierarchy.

Fair value estimates are made at the balance sheet date based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

Disclosure of Outstanding Share Data

The Corporation is authorized to issue an unlimited number of shares, of which 80,405,791 (2018: 74,333,569) shares were issued and outstanding as fully paid and non-assessable as at December 31, 2019. Also, 3,293,976 warrants (2018: 3,852,600) were outstanding as at December 31, 2019.

Refer to Note 6 (c) of the condensed interim financial statements for details regarding stock options issued and exercisable as at December 31, 2019.

As at February 24, 2020, the Corporation had 80,405,791 shares which were issued and outstanding as fully paid and non-assessable. The Corporation also had 3,293,976 warrants and 4,725,000 stock options outstanding as at February 24, 2020.

Risks and Uncertainties

The Corporation's risk exposures and the impact on the Corporation's financial instruments are summarized below. As at December 31, 2019, there had been no changes in the risks, objectives, policies and procedures from the previous period.

Credit risk

As at December 31, 2019, the Corporation's credit risk was primarily attributable to cash and amounts and other receivables. The Corporation has no significant concentration of credit risk arising from operations. Financial instruments included in accounts and other receivables consisted of harmonized sales tax due from the Federal Government of Canada. The Corporation's cash is held with reputable financial institutions. Management believes that the credit risk with respect to financial instruments included in accounts and other receivables is remote.

Liquidity risk

The Corporation's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As of December 31, 2019, the Corporation had a cash balance of $1,455,432 to settle current liabilities of $623,929. The Corporation's ability to continue operations and fund its exploration property expenditures is dependent on management's ability to secure additional financing. Management is continuing to pursue various financing initiatives in order to provide sufficient cash flow to finance operations as well as funding its exploration expenditures. All of the Corporation's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Interest rate risk

The Corporation has cash balances. The Corporation's current policy is to invest excess cash in investment- grade short-term deposit certificates issued by its banking institutions. The Corporation periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Corporation closely monitors interest rates to determine the appropriate course of action to be taken by the Corporation.

Price risk

The Corporation is exposed to price risk with respect to commodity prices. The Corporation closely monitors commodity prices to determine the appropriate course of action to be taken by the Corporation.

Exploration risk

Mineral exploration and development involve a high degree of risk and few projects are ultimately developed into producing mines. There is no assurance that the Corporation's future exploration and development activities will result in the definition of a body of commercial ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including environmental regulations.

Financial Capability and Additional Financing

The Corporation's development programs will require additional funds. The only sources of future funds presently available to the Corporation are the sale of additional equity capital or the entering into of joint venture arrangements or other strategic alliances in which the funding sources could become entitled to an interest in the properties or the projects. The Corporation's capital resources are largely determined by the strength of the junior resource market and by the status of the Corporation's projects in relation to these markets, and its ability to compete for investor support of its projects.

There is no assurance that the Corporation will be successful in raising sufficient funds to meet its obligations or to complete all of the currently proposed exploration programs. If the Corporation does not raise the necessary capital to meet its obligations under current contractual obligations, the Corporation may have to forfeit its interest in properties or prospects earned or assumed under such contracts. In addition, if the Corporation does not raise the funds to complete the currently proposed exploration programs, the viability of the Corporation could be jeopardized.

Permits and Government Regulation

Although the Corporation believes it has all of the necessary permits to carry out the proposed exploration programs, the operations of the Corporation may require licenses and permits from time to time from various governmental authorities to carry out exploration and development at its projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Corporation will be able to obtain the necessary licenses and permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Corporation from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities. In addition, the requirements applicable to sustain existing permits and licenses may change or become more stringent over time and there is no assurance that the Corporation will have the resources or expertise to meet its obligations under such licenses and permits.

The mineral exploration activities of the Corporation are subject to various laws governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment, historical and archaeological sites and endangered and protected species of plants and animals. Although the exploration activities of the Corporation are currently carried out in material compliance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration or development. New rules and regulations may be enacted or existing rules and regulations may be applied to the operations and activities of the Corporation and could have a substantial adverse impact on the Corporation.

Fluctuating Prices

The profitability of the Corporation's operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Corporation. The level of interest rates, rate of inflation, world supply of mineral commodities, consumption patterns, sales of nickel and copper, forward sales by producers, production, industrial and consumer demand, speculative activities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The prices of commodities are affected by numerous factors beyond the Corporation's control.

Risks Associated with NI 43-101 Estimates and Technical Reports

The figures for resources presented herein, including the anticipated tonnages and grades that may be achieved or the indicated level of recovery that may be realized, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change.

Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves by drilling, to develop metallurgical processes, to extract the metals from the ore and to construct mining and processing facilities at a site. There is no guarantee that any property on which the Company intends to incur explorations expenditures or in which it has mining interests will ever reach the stage of commercial production.

Environmental Regulation

The Corporation's activities are subject to environmental laws and regulations which may materially and adversely affect its future operations. These laws and regulations control the exploration and development of the Albany Project and their effects on the environment, including air and water quality, waste handling and disposal, the protection of different species of plant and animal life, and the preservation of lands. These laws and regulations will require the Corporation to acquire permits and other authorizations for certain activities. There can be no assurance that the Corporation will be able to acquire such necessary permits or authorizations on a timely basis, if at all.

Further, environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation's operations.

The Corporation is not currently insured against most environmental risks. Without such insurance, and if the Corporation becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Corporation has to pay such liabilities and result in bankruptcy.

Proposed Transactions

As is typical of the mineral exploration and development industry, the Corporation is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. At present, there are no transactions being contemplated by management or the board that would affect the financial condition, results of operations and cash flows of any asset of the Corporation.

Employment Agreement

The Company has renewed the consulting agreement with its Vice-President Exploration and Chief Geologist dated July 1, 2018 and the individual was also promoted to company Vice President. On September 14, 2018, the individual was promoted to the position of company President and Chief Operating Officer. The current salary level for the individual pursuant to the employment agreement will remain at $180,000 annually.

The Corporation has an employment agreement with its Chief Executive Officer dated August 1, 2018. The current salary level for the individual pursuant to the employment agreement is $90,000 annually.

The Corporation has an employment agreement with its Chief Financial Officer dated January 15, 2019. The current salary level for the individual pursuant to the employment agreement is $42,000 annually.

Exploration Agreement

On July 13, 2011, the Corporation entered into an agreement with Constance Lake First Nation ("CLFN") governing the relationship between them concerning the Corporation's exploration on traditional lands of CLFN.

Cost of Implementation Committee

On a yearly basis, commencing on the date that the implementation committee is formed and continuing for the following twelve (12) months, the Corporation shall make a total contribution of $22,000, and in years following the year in which this agreement is executed, an additional amount equivalent to the increase in the Ontario consumer price index for the preceding year, to pay: the reasonable expenses of the Corporation's implementation committee members; the reasonable costs of an archaeologist for any archaeological assessments.

Cost of Annual Gathering

On an annual basis, $1,200, and in years following the year in which this agreement is executed, an additional amount equivalent to the increase in the Ontario consumer price index for the preceding year, for CLFN and the Corporation to have a community "feast" and conduct an information session with CLFN members about the exploration, this agreement and any issues pertaining to this agreement's implementation.

Following the signing of a new MOU during the Quarter, the Corporation is now in discussion with CLFN toward establishing a new partnership agreement that would replace the 2011 agreement.

Other Commitments

The Company has a service agreement in place with a third party service provider which has a minimum commitment due to termination clause of $36,000.

As part of previous flow-through share issuances, the Company is committed to incurring approximately $1,210,000 in qualifying exploration and evaluation expenditures on or before December 31, 2020.

Contingent Liabilities

In September 2018, the Company received a statement of claim from a former employee. The Company is in the process of reviewing the claim and preparing its defence, but views the claim as unmeritorious.

Critical Accounting Estimates

A detailed summary of all of the Corporation's significant accounting policies is included in Note 2 to the March 31, 2019 audited annual financial statements.

Internal Controls over Financial Reporting

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with accounting principles generally accepted in Canada. Based on regular reviews of its internal control procedures during and at the end of the period covered by this MD&A, management believes its internal controls and procedures are effective in providing reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

Changes to Internal Control over Financial Reporting

There have been no significant changes to the Corporation's internal controls over financial reporting that occurred during the nine months ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Corporation is made known to the Corporation's certifying officers. The Corporation's Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Corporation's disclosure controls and procedures as of December 31, 2019 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Corporation is made known to them by others within the Corporation.